Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-155374

THE WASHINGTON POST COMPANY

Pricing Term Sheet

7.250% Notes due February 1, 2019

Issuer:	The Washington Post Company

Size:	$400,000,000

Maturity:	February 1, 2019

Coupon:	7.250%

Price:	99.614% of face amount

Yield to Maturity:	7.305%

Spread to Benchmark Treasury:	+475 bp

Benchmark Treasury:	3.750% due November 15, 2018

Benchmark Treasury Spot and Yield:	110-9+ and 2.555%

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2009

Make-Whole Call:	At any time at the greater of 100% or a discount rate of Treasury Rate plus 50 basis points

Trade Date:	January 27, 2009

Settlement Date:	T+3; January 30, 2009

CUSIP:	939640 AD0

Anticipated Ratings*:	A1 (negative outlook) / A+ (negative outlook)

Joint Bookrunners:	Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Co-Managers:	SunTrust Robinson Humphrey, Inc. Wachovia Capital Markets, LLC BNY Mellon Capital Markets, LLC PNC Capital Markets LLC Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 212-834-4533.